シャーマン アンド スターリング外国法事務弁護士事務所

SHEARMAN & STERLING LLP

FAX: (81 3) 5251-1602
WWW.SHEARMAN.COM

FUKOKU SEIMEI BUILDING, 5TH FLOOR
2-2-2 UCHISAIWAICHO, CHIYODA-KU
TOKYO 100-0011

TEL: 81-3-5251-1601

WRITER'S DIRECT NUMBER:

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
ONDON
NHEIM
PARK
INICH
YORK
ARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

June 29, 2004

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus ~~Corporation~~ Optical Co
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith is a summary translation of the Company's notice of resolution dated June 29, 2004. Further, on June 29, 2004, the Company distributed to its shareholders its annual business report without preparing an English translation. We have therefore furnished an English summary of the business report below:

- Annual business report for the year ended March 31, 2004, as distributed to the Company's shareholders on June 29, 2004, which includes:
  - Historical data for major business indices
  - Message to shareholders from Representative Director and President Tsuyoshi Kikukawa

7/6

- Discussion of the Company's overall business results, and by business segment

- Interview with Kouji Miyata, Director and Managing Executive Officer and President of the Medical Science Company

- Consolidated financial statements

- Unconsolidated financial statements

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,
Wakako Takatori /pfg
Wakako Takatori

(Summary Translation)

June 29, 2004

To Our Shareholders

NOTICE OF RESOLUTIONS OF THE 136TH ORDINARY GENERAL SHAREHOLDERS MEETING

We would like to inform you that the following matters were reported and resolved at the 136th Ordinary General Shareholders Meeting of OLYMPUS CORPORATION (the "Company"):

MATTERS REPORTED: Details of the Company's balance sheet as of March 31, 2004, and business report and statement of income for the 136th fiscal period (April 2002 through March 31, 2004).

Details of each of the above documents were reported to the shareholders (please refer to the enclosed Business Report).

MATTERS RESOLVED:

First Agenda: Appropriation of retained earnings for Olympus' 136th fiscal period

The shareholders resolved to approve, as originally proposed, to distribute a dividend of ¥7.50 for each share (please refer to the earnings appropriation plan included in the enclosed Business Report).

Second Agenda: Approval of corporate split plan

The shareholders resolved to approve the agenda as originally proposed. The main point of the agenda was to separate the Company's imaging system operations to form a new wholly-owned subsidiary, Olympus Imaging Corporation, on October 1, 2004.

Third Agenda: Approval of Corporate Split Agreement

The shareholders resolved to approve the agenda as originally proposed. The main point of the agenda was to transfer the Company's' medical business operations to Olympus Medical Systems Corporation, a wholly-owned subsidiary established on April 27, 2004.

Fourth Agenda: Amendment of the Articles of Incorporation

The shareholders resolved to approve the agenda as originally proposed. The main point of the amendments was to authorize the Board of Directors to make decisions on treasury share acquisitions in accordance with the amended Commercial Code of Japan.

Fifth Agenda: Election of twelve directors

The shareholders resolved to approve, as originally proposed, the election of the following directors:

Re-elected: Masatoshi Kishimoto, Tsuyoshi Kikukawa, Atsushi Yusa, Masaaki Terada, Kouji Miyata, Hiroshi Komiya, Shinya Kosaka, Isao Takahashi, Ken Yonekubo, Masaharu Ohkubo, Hideo Yamada,

Newly elected: Hiroyuki Furihata

Sixth Agenda: Election of three statutory auditor

The shareholders resolved to approve, as originally proposed, the election of the following statutory auditors:

Newly elected: Tadao Imai, Makoto Shimada, Yasuo Nakamura

Seventh Agenda: Approval of retirement benefits to retiring director and statutory auditors

The shareholders resolved to approve the agenda as originally proposed. The main point of the agenda was to pay retirement benefits to retiring director Toshiro Shimoyama, and to retiring statutory auditors Minoru Ohta, Seiya Ikoma and Koushi Kawashima. The amounts and timing of payment of the retirement benefits are to be determined by the Board of Directors and Board of Auditors, respectively.

Remarks on Payment of Dividend

1. Please receive the dividend for the fiscal year ended March 31, 2004, at a nearby post office by showing the enclosed "Postal Transfer Notice". Please be advised that dividends may no longer be received three full years after the commencement of payment pursuant to the Articles of Incorporation of the Company. Therefore, shareholders are kindly urged to receive the dividend as soon as possible.

2. For shareholders who have elected to use bank transfers for dividend payments, we will send you a "Dividend Statement" and a "Notice Regarding Bank Transfer"